mm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14047753

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

SEC FILE NUMBER
8- 50519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4811 Beach Boulevard, Suite 300
(No. and Street)

Jacksonville	Florida	32207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins — (904) 354-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbeson, Fletcher & Bateh, LLP
(Name – *if individual, state last, first, middle name*)

637 Park Street	Jacksonville	Florida	32204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARLA A WHITTEN
Notary Public - State of Florida
My Comm. Expires Aug 27, 2017
Commission # FF 048852

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Report on internal control required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

INDEPENDENT AUDITOR'S REPORT

February 19, 2014

To the Board of Directors and Stockholders of
Heritage Capital Group, Inc.

We have audited the accompanying financial statements of Heritage Capital Group, Inc. (an S corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

Opinion

In our opinion, the financial statements referred to on the preceding page present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harbeson, Fletcher & Batek, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/13 [99]
SEC FILE NO. 8-50519 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 78,045	200			$ 78,045	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers	33,980	355	54,432	600	88,412	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	51,384	424				
E. Spot commodities		430			51,384	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	5,279	680	5,279	920
11. Other assets		535	14,695	735	14,695	930
12. TOTAL ASSETS	$ 163,409	540	$ 74,406	740	$ 237,815	940

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▼13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other ▼10	1,252	1115		1305	1,252	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	112,723	1205		1385	112,723	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 ▼12		1390 ▼14		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 113,975	1230	$	1450	$ 113,975	1760

Ownership Equity

21. Sole Proprietorship ▼15	$	1770
22. Partnership (limited partners) ▼11 ($ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	100	1792
C. Additional paid-in capital	75,250	1793
D. Retained earnings	48,490	1794
E. Total	123,840	1795
F. Less capital stock in treasury ▼16	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 123,840	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 237,815	1810

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC.

For the period (MMDDYY) from 24 01/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		3,970	3952
4. Profit (loss) from underwriting and selling groups	26	992,507	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		561,291	3995
9. Total revenue		$ 1,557,768	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		26,310	4195
15. Other expenses		1,609,983	4100
16. Total expenses		$ 1,636,293	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (78,525)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (78,525)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ N/A	4211

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2012	$100	$75,250	$127,015	$202,365
Net income (loss)	-	-	(78,525)	(78,525)
Balance, December 31, 2013	$100	$75,250	$ 48,490	$123,840

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash flows from operating activities:	
Net income (loss)	$ (78,525)
Adjustments to reconcile net income (loss) to net cash used for operating activities:	
Depreciation	3,421
Unrealized gains on marketable securities	(3,970)
Changes in operating assets and liabilities:	
Decrease in receivables	22,139
Increase in other assets	(5,100)
Increase in accounts payable and accrued expenses	7,965
Net cash used for operating activities	(54,070)
Cash flows from investing activities:	
Purchase of property and equipment	(400)
Purchase of marketable securities	(892)
Net cash used for investing activities	(1,292)
Net decrease in cash and cash equivalents	(55,362)
Cash and cash equivalents, beginning of year	133,407
Cash and cash equivalents, end of year	$ 78,045

See Independent Auditor's Report and Notes to Financial Statements.

Note 1 - Organization and Nature of Operations

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to buying and selling commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Consulting and advisory income is recorded as earned when the related services are rendered. Commission income related to mergers and acquisitions and equity and debt financing is recorded upon the closing of a transaction.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities

The Company's investments in marketable securities are reported at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1: Values measured using quoted prices in active markets for identical investments.

- Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes private portfolio investments that are supported by little or no market activity.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

Property and Equipment and Depreciation

Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes

Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed depending on their personal tax strategies. The Company uses the cash basis of accounting for income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

Pursuant to the Securities Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $44,093, which was $36,495 in excess of its net capital requirement of $7,598. The Company's net capital ratio was 2.58 to 1. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2013.

See Independent Auditor's Report.

Note 4 - Investment in Marketable Securities

The Company's investments in marketable securities consist of common stocks and mutual funds which are carried at fair value based on quoted prices in active markets (all Level 1 measurements).

Investments are summarized as follows at December 31, 2013:

	Cost	Fair Value	Unrealized Gain (Loss)
Common stocks	$ 3,300	$ 11,940	$ 8,640
Mutual funds	39,666	39,444	(222)
	$ 42,966	$ 51,384	$ 8,418

Note 5 - Property and Equipment

Property and equipment are summarized as follows:

	Use Life	
Office and computer equipment	5-7	$ 25,453
Furniture and fixtures	5-7	12,772
		38,225
Less accumulated depreciation		(32,946)
		$ 5,279

Depreciation totaled $3,421 for the year ended December 31, 2013.

Note 6 - Lease Obligation

The Company's non-cancellable operating lease for its existing office facilities expired October 31, 2013. The lease agreement contained an annual escalation clause increasing the rent by $.50 per rentable square foot annually. Under the terms of the lease, monthly rentals were $8,848.

Effective November 1, 2013, the Company entered into a non-cancellable lease agreement for its new office location. Monthly payments due under the new lease are $10,584 through December 31, 2014. The lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring March 31, 2021.

Rent expense, net of sublease amounts billed to a related entity (see Note 7), totaled $48,737 for the year ended December 31, 2013.

See Independent Auditor's Report.

The Company subleases 50% of its office space to a related entity, Business Valuation, Inc. (see Note 7). Estimated sublease income from the related entity for years succeeding December 31, 2013 are as follows: 2014 - $63,502; 2015 - $59,685; 2016 - $61,025; 2017 - $62,398; 2018 - $69,640; and subsequent years through March 2021 - $162,935.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31,	
2014	$ 127,004
2015	119,369
2016	122,051
2017	124,795
2018	139,281
Thereafter	325,870
	$ 958,370

Note 7 - Related Party Transactions

The Company has an agreement with Business Valuation, Inc. (BVI), a corporation wholly owned by the Company's principal stockholder, in which each company shares rent and certain other occupancy costs related to its common office space. The Company also incurs certain expenses related to various BVI analysts providing subcontractor services. Under the agreement, however, the Company is relieved of its share of these costs if such payment would result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1 (See Note 3). None of the shared expenses were forgiven under its agreement with BVI for the year ended December 31, 2013.

At December 31, 2013, the Company owed BVI $52,567 for subcontractor services and certain other expenses, which is included in accounts payable and accrued expenses. BVI owed the Company $11,901 for rent expense and certain marketing costs not yet reimbursed, which is included in receivables at December 31, 2013.

Effective January 31, 2012, the Company's sole stockholder sold 40% of his common stock to four individuals, each of which purchased a 10% interest in the Company. The stockholders' agreement contains, among other things, procedures for the determination of engagement fees to be shared among stockholders and certain other contractors of the Company. Commissions and fees to stockholders totaled $795,580 for the year ended December 31, 2013.

See Independent Auditor's Report.

Additionally, the agreement contains a provision that each stockholder is responsible for earning minimum fee income of $2,500 per month, or $30,000 a year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from client fee income are credited toward the minimum overhead amount for each stockholder.

Note 8 - Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by any of its customers.

For the year ended December 31, 2013, commissions and consulting income from two of the Company's clients accounted for 59% of total revenues. Receivables due from three clients represented approximately 56% of total accounts receivable at December 31, 2013.

Note 9 - Uncertain Tax Positions

The Company has adopted accounting guidance for uncertainty in income taxes under the provisions of FASB ASC 740, *Income Taxes*. The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings.

Note 10 - Subsequent Events

Management has evaluated subsequent events through February 19, 2014, the date which the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein.

Note 11 - Commitments, Contingencies and Guarantees

The Company has no other commitments, contingencies or guarantees existing as of December 31, 2013, that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2013.

See Independent Auditor's Report.

SCHEDULE I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/13

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 123,840	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital			123,840	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 123,840	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 74,406	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(74,406)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $ 49,434	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	5,341	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(5,341)	3740
10.	Net Capital			$ 44,093**	3750

OMIT PENNIES

** There were no differences in the Company's computation of net capital as reported on its amended Part IIA FOCUS Report (dated February 19, 2014) and the auditor's computation of net capital above as of December 31, 2013.

See Independent Auditor's Report and Notes to Financial Statements.

SEC 1696 (02-03)

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/13

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 18)	$	7,598	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	7,598	3760
14. Excess net capital (line 10 less 13)	$	36,495	3770
15. Excess net capital at 1000% (line 10 less 10% of line 18) 22	$	32,695	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	113,975	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	113,975	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	258.49	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	92.03	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditor's Report and Notes to Financial Statements.

SCHEDULE III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC.

For the period (MMDDYY) from 01/01/13 to 12/31/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 202,365	4240
A. Net income (loss)			(78,525)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 123,840	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE CAPITAL GROUP, INC. as of 12/31/13

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See Independent Auditor's Report and Notes to Financial Statements.

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 19, 2014

To the Board of Directors and Stockholders of
Heritage Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Heritage Capital Group, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Heritage Capital Group, Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 19, 2014.

> *The Company's small number of employees imposes practical limitations on the effectiveness of internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weakness is not described herein and no corrective action has been taken or proposed by the Company.*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harbeson, Fletcher & Batch, LLP

HERITAGE CAPITAL GROUP, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2013

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

HERITAGE CAPITAL GROUP, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2013

HF&B

Harbeson, Fletcher & Bateh, LLP
Certified Public Accountants

E. Cobb Harbeson
John C. Fletcher, Jr.
Raymond Z. Bateh
M. Ronald Hargraves, Jr.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

February 19, 2014

To the Board of Directors and Stockholders of
Heritage Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Heritage Capital Group, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Heritage Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Heritage Capital Group, Inc.'s management is responsible for Heritage Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

(2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

(3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

(5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

637 Park Street • Jacksonville, FL 32204 • (904) 356-6023 • Fax (904) 353-5836

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harbeson, Fletcher & Batch, LLP

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050519 FINRA DEC
HERITAGE CAPITAL GROUP INC 13*13
4811 BEACH BLVD STE 300
JACKSONVILLE FL 32207-4667

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C. Donald Wiggins
(904)354-9600

2. A. General Assessment (item 2e from page 2) $ 3,527

B. Less payment made with SIPC-6 filed (**exclude interest**) (933)

7/29/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,594

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,594

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,594

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HERITAGE CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

C. Donald Wiggins
(Authorized Signature)

Dated the 19th day of February, 2014

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,557,768
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,970
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursable expenses (Deductions in excess of $100,000 require documentation)	143,109
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	147,079
2d. SIPC Net Operating Revenues	$ 1,410,689
2e. General Assessment @ .0025	$ 3,527 (to page 1, line 2.A.)